Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(unaudited — in thousands, except ratios)

	2003	2004	2005	2006	2007

Interest Expense	$83,884	$83,884	$62,984	$57,484	$57,977
Amortization of Capitalized Debt Costs	2,513	2,214	1,098	1,011	893
Interest Component of Leases(A)	3,215	3,450	3,134	3,022	5,872

Total Fixed Charges	89,612	89,548	67,216	61,517	64,742
Earnings from Continuing Operations Before Income Taxes(B)(C)	519,730	837,590	827,617	793,026	813,037
Amort. of Interest Capitalized in Previous Periods(A)	327	410	477	601	623
Capitalized Interest	(1,254)	(1,006)	(1,848)	(336)	(707)

Earnings Before Taxes and Fixed Charges	$608,415	$926,542	$893,462	$854,808	$877,695

Ratio of Earnings to Total Fixed Charges	6.79	10.35	13.29	13.90	13.56

For the purpose of computing our ratios of earnings to fixed charges, we have defined “earnings” to mean our earnings from continuing operations before income taxes and fixed charges, excluding capitalized interest. We have defined “fixed charges” to mean the interest that we pay, the capitalized interest that we show on our accounting records, amortized premiums, discounts and capitalized expenses related to indebtedness and the portion of the rental expense for real and personal property that we believe represents the interest factor in those rentals. Fixed charges exclude interest on uncertain tax positions under Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting For Uncertainty in Income Taxes — an Interpretation of FASB Statement 109.”

(A)	As estimated by the Company.

(B)	Includes a $280 million charge in 2003 in connection with an agreement to resolve certain antitrust actions.

(C)	Includes restructuring charges of $22.0 million and $10.8 million in 2006 and 2007, respectively.